Form 51-102F3
Material Change Report

Item 1  Name and Address of Company

Talisman Energy Inc.

Suite 3400, 888 3rd Street S.W.

Calgary, Alberta T2P 5C5

Item 2  Date of Material Change

October 19, 2005.

Item 3  News Release

A press release disclosing the material change was issued through CCN Matthews on October 20, 2005.

Item 4  Summary of Material Change

Talisman Energy Inc. ("Talisman") has agreed to the terms of a cash offer to be made by Talisman Energy Resources Limited ("Talisman Resources"), a wholly-owned subsidiary of Talisman, for all of the shares of Paladin Resources plc ("Paladin").  The aggregate offer price will be approximately £1,218 million (C$2,521 million).

Item 5  Full Description of Material Change

Talisman has agreed to the terms of a cash offer to be made by Talisman Resources, a wholly-owned subsidiary of Talisman, for all of the shares of Paladin, a United Kingdom ("UK") oil and gas exploration and production company whose shares are listed on the London Stock Exchange.

The Offer

The aggregate offer price will be approximately £1,218 million (C$2,521 million).  The offer will be made in accordance with practices and procedures in the UK and will not be made in, or into, Canada, the United States, Australia or Japan, unless otherwise determined by Talisman Resources.  The offer document was sent to Paladin shareholders on October 28, 2005.  The offer will be conditional upon (i) valid acceptances being received in respect of at least 90% (or such lower percentage, not being lower than 50% of the issued shares, as Talisman Resources may decide) of the outstanding shares to which the offer relates, (ii) receipt of all necessary governmental and regulatory approvals, and (iii) other customary conditions.  The offer will be made in cash, but, subject to certain conditions, Paladin shareholders may elect to receive notes guaranteed by Talisman and bearing interest at 0.5 per cent below six-month sterling LIBOR.  If the offer becomes or is declared unconditional in all respects and sufficient acceptances are received, Talisman Resources intends to apply the applicable provisions of the UK Companies Act to acquire compulsorily any remaining shares.

The Paladin directors have unanimously agreed to recommend that Paladin shareholders accept the offer and have irrevocably undertaken to accept the offer in respect of their own beneficial holdings representing 1.07% of the outstanding shares.  In addition, shareholders beneficially owning an aggregate of approximately 6.3% of the outstanding shares have irrevocably undertaken to accept the offer in respect of such shares.  Talisman Resources has also separately acquired 51,343,000 Paladin shares, representing approximately 14.96% of the existing issued share capital, from Aberforth Partners and Caledonia Investments.

Paladin

Except where otherwise indicated, information relating to Paladin is derived from Paladin's publicly disclosed information.

Paladin has a portfolio of production and exploration assets predominantly in the Norwegian, UK and Danish sectors of the North Sea, as well as in Australia, Indonesia and Tunisia.  It also has exploration acreage in Gabon and Romania.

Approximately 77% of Paladin's current production is in the North Sea (37% Norway, 33% UK, 7% Denmark).

In the UK, Paladin operates and has a 58.97% working interest in the MonArb Area in the Central North Sea (Montrose, Arbroath, Arkwright, Brechin, Wood), which is Paladin's largest core area and includes the Montrose oil field, three satellite oil fields, a satellite development and a number of exploration prospects.  Paladin also has an extensive exploration portfolio in the UK, the vast majority of which is located in the Central North Sea, with a large number of prospects and leads.  Paladin also has interests in certain fields where Talisman already has an interest.

In Norway, Paladin has an operated interest in the non-producing Egersund Basin area and non-operated interests in the producing Brage and Veslefrikk fields.  In Denmark, Paladin has a non-operated interest in the producing Siri field.

In addition, Paladin has producing assets in Australia, Indonesia and Tunisia (all non-operated).  Paladin also has exploration interests in Romania and Gabon.

Talisman estimates that Paladin's proved plus probable reserves are approximately 190 million boe.  Paladin recently reported production of approximately 46,000 boe/d (1st half 2005).

Impact on Talisman

Talisman believes that the integration of Paladin's portfolio of assets will strengthen its position as a leading independent operator in the North Sea.  The transaction also provides additional international opportunities in regions that are well suited to Talisman's operating style and skills.

The acquisition will add a significant operated core area at MonArb.  With the introduction of modern 4D seismic, a large number of prospects and leads have been identified in MonArb.

Paladin will bring approximately 600,000 net acres of exploration acreage in Norway.  Paladin's 40% working interest and operatorship of Production License 316 in Norway will give Talisman a strategic position in the Egersund basin in which Talisman acquired a 30% interest earlier this year.  The acquisition also brings non-operated interests in the producing Brage and Veslefrikk fields.

Talisman expects to invest more than $1 billion on Paladin acreage over the next three years, which represents a significant increase over recent spending levels on Paladin's assets.

Talisman expects incremental production in 2006 to be in the range of 45,000 - 50,000 boe/d with potential for over 70,000 boe/d in 2009.  With this acquisition, Talisman expects to deliver production per share growth in excess of 10% annually from 2006 through 2008.

In valuing the acquisition, Talisman has taken into account that Paladin has hedged approximately 7,800 bbl/d in 2006 and 6,600 bbl/d in 2007.  Talisman may layer in additional hedges with a view to ensuring that the acquired properties pay for the anticipated capital programs at significantly reduced commodity prices.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

N/A

Item 8  Executive Officer

For further information contact M. Jacqueline Sheppard, Executive Vice-President, Corporate and Legal, and Corporate Secretary, (403) 237-1183.

Item 9  Date of Report

October 28, 2005.

The estimate of Paladin's proved plus probable reserves set forth in this material change report has been prepared based on the Society of Petroleum Engineers/World Petroleum Congress definition for probable reserves.  Such estimate has been prepared internally by Talisman and no independent reserves evaluator or auditor was involved in the preparation thereof.  Estimated reserve numbers are not in accordance with the rules of the United States Securities and Exchange Commission, which rules do not permit disclosure of probable reserves.

Throughout this material change report, barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Production volumes in this material change report are stated on a gross basis, which means they are stated prior to deductions of royalties and similar payments.

# of 3